Ur-Energy Inc. Appoints New Director

Denver, Colorado (CCNMatthews – January 4, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or the “Company”) announces that Gary Huber has been appointed as a Director of the Company. “The Company is very pleased to have Gary Huber join the Board. Gary’s broad range of experience will be a significant asset to the Company both as an independent Director on the Board and a member of the Audit Committee” commented Jeffrey Klenda, Chairman of Ur-Energy.

Gary Huber is a mining company executive with over 30 years of diversified natural resource experience. Gary was a founder of Canyon Resources Corporation, currently a gold company which was initially formed for the purpose of uranium exploration in the western United States. During the period from 1979 to 2006 he held various positions with Canyon including: Director, Chief Financial Officer, and Vice President-Finance. He was also President and CEO of Canyon’s industrial minerals subsidiary which operated and sold functional fillers and specialty products from two processing facilities and three mines. Prior responsibilities in the 1970’s have included uranium property acquisition, exploration and production activities for Energy Reserves Group in the central Colorado Plateau area. Presently, Gary is the Director of IRC Capital Group, an investment arm of International Royalty Corporation. Gary holds a Ph.D. from the Colorado School of Mines.

Ur-Energy is a dynamic junior mining company focused on development of uranium production from properties in the United States and exploration for uranium deposits in both the United States and Canada. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. The Company has its registered corporate office in Ottawa, Canada and its headquarters in Littleton, Colorado. The website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jonathan Buick, Investor Relations Advisor	Bill Boberg, CEO and President
1-416-915-0915	1-720-981-4588
1-877-748-0914	1-866-981-4588
jbuick@buickgroup.com	bill.boberg@Ur-EnergyUSA.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.